QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.17

DATED: September 1, 2004	CONFORMED COPY

SCANDINAVIAN BROADCASTING SYSTEM (JERSEY) LIMITED

and

HARRY EVANS SLOAN

EMPLOYMENT AGREEMENT

TAYLOR WESSING
Carmelite
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

+44 (0)20 7300 7000
+44 (0)20 7300 7100
DX 41 London

Ref: AWG/SBS-10-2

THIS EMPLOYMENT AGREEMENT is made as of September 1, 2004

BETWEEN

(1)
SCANDINAVIAN BROADCASTING SYSTEM (JERSEY) LIMITED c/o P O Box 202, Sommerville House, Phillips St, St Helier, Jersey JE4 8SP, Channel Islands, British Isles (the "Company"); and

(2)
HARRY EVANS SLOAN of 10802 Ambazac Way, Bel Air, Los Angeles, CA 90077, USA (the "Executive").

RECITALS

(A)
The Executive is currently employed as Executive Chairman of the Board of Directors of SBS for a fixed term appointment which expires on 31 August 2004 (the "Prior Agreement").

(B)
Both the Company and the Executive wish to extend the period of the Executive's appointment as Chairman of the Board of Directors of SBS for a further three (3) year period on the terms and conditions set out herein.

THE PARTIES AGREE AS FOLLOWS:

1.     Definitions

        In this Agreement unless the context otherwise requires:

          "Appointment" has the meaning set out in clause 2.1;

          "Board" means the Board of Directors from time to time of SBS;

          "Commencement Date" means 1 September 2004;

          "Committee(s)" means any standing or ex officio committee meeting of the Board set up from time to time;

          "Compensation Committee" means that Committee comprising non-executive members of the Board responsible for approving the compensation arrangements for senior executives of the SBS Group;

          "Extended Options" means the options awarded under the Plan which are referred to in clauses 7.1(a) and (b);

          "Extended Term" means the period referred to in clause 7.2;

          "Intellectual Property Rights" means (a) all patents, copyrights, trademarks, trade names, works for hire, mask works, trade secrets and other forms of intellectual property (in each case in any part of the world and whether or not registered or registrable and to the fullest extent thereof and for the full period thereof and all extensions and renewals thereof) and all applications for registration thereof, and all rights and interest thereto and therein; and (b) any and all Moral Rights that the Executive may have in or with respect to any Invention.

          "Invention" means all inventions, discoveries, improvements, designs, processes, developments, formulae, notations, know-how, molds, logos, devices, plans, models, computer programs, and literary, dramatic, musical, and artistic works, whether patentable or unpatentable, copyrightable or not, or otherwise protectable under any form of legal protection afforded to intellectual property, that were made, created, conceived, developed, or reduced to practice by the Executive (alone or jointly with others) at any time during his employment by the Company. Pursuant to California Labor Code Section 2870, the term "Invention" shall not apply to an invention that the Executive developed entirely on his own time without using the Company's equipment, supplies, facilities, or trade secret information, except for those inventions that either (a) relate at the time of conception or reduction to practice of the invention to the Company's business, or actual or demonstrably anticipated research or development of the Company; or (b) result from any work performed by the Executive for the Company.

          "Moral Rights" mean any rights to claim authorship of an Invention, to object to or prevent the modification of any Invention, or to withdraw from circulation or control the publication or distribution of any Invention, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

          "Plan" means SBS's 1994 Share Incentive Plan;

          "2004 Plan" means SBS's 2004 Share Incentive Plan adopted in December 2003;

          "SBS" means SBS Broadcasting SA;

          "SBS Group" means SBS and each Subsidiary of SBS;

          "Subsidiary" has the meaning ascribed thereto in section 736 of the Companies Act 1985 (UK);

          "Term" means the period referred to in clause 2 hereof;

          "US$" means United States dollars, the lawful currency of the United States of America.

2.     Term and Appointment

2.1
The Company shall employ the Executive and the Executive shall serve the SBS Group as Executive Chairman of the SBS Group (the " Appointment"). The Appointment will begin on the Commencement Date and shall continue (subject to earlier termination as provided for herein) for a fixed term of 3 years expiring on 31 August 2007 and thereafter on such terms and conditions as may be agreed.

2.2
The Executive warrants that by entering into this Agreement he will not be in breach of any agreements with or obligations owed to any third parties.

3.     Powers, Duties and Working Hours

3.1
During the continuance of the Executive's employment hereunder, the Executive agrees to:

(a)
be responsible for the organization and operation of the Board including attending and chairing meetings of the Board and if required, serving as a director on the board of directors of any Subsidiary of the Company;

(b)
be responsible for the oversight of the operations of the SBS Group;

(c)
in conjunction with the Chief Executive Officer of SBS be responsible from time to time for chairing and attending shareholder and investor presentations (including presentations to financial analysts and investment bankers);

(d)
be responsible for strategic planning for the SBS Group and once such strategy has been approved by the Board, to liaise with the Chief Executive Officer of SBS to ensure such strategic initiatives are implemented;

(e)
be responsible for financial issues relating to the SBS Group such as significant bank financings or capital market transactions;

  (f)
  unless prevented by ill health or accident, devote sufficient of his working hours and attention to the carrying out of his duties hereunder;

  (g)
  carry out his duties in a proper and efficient manner and use his best endeavors to promote and maintain the interests of the SBS Group;

  (h)
  perform such other duties in relation to the business of the SBS Group as required by the Board from time to time; and

  (i)
  comply with all other reasonable directions given to him by the Board from time to time.

3.2
The Executive shall report to the Board and shall keep the Board informed of the conduct of the affairs of the SBS Group for which he is responsible and shall provide such information and explanations as may be requested from time to time.

3.3
The Chief Executive Officer of the SBS Group will report to the Executive.

3.4
The Executive shall carry out his duties in Los Angeles, USA, Luxembourg, or such other location as may be appropriate. The Company will provide the Executive with reasonable office accommodation, including secretarial assistance in both the United States of America and Europe, as it deems necessary during the period of the Appointment.

3.5
The Executive may be required in pursuance of his duties;

(a)
to work at such places as the Board may from time to time reasonably require; and

(b)
to travel to such places as the Board may from time to time reasonably require,

  it being acknowledged that the Executive shall not be required to live outside of London or Los Angeles for an extended period of time without the Executive's approval.

3.6
If this Agreement is not renewed or extended, the Executive may be engaged to provide consultancy services to the SBS Group on terms to be agreed provided, however, that neither the Company nor any other member of the SBS Group shall be under any obligation to retain the Executive as a consultant pursuant to this Section 3.6.

4.     Paid Vacation

        During the Appointment the Executive shall be entitled to 5 (five) weeks paid vacation each year during the Term.

5.     Disclosure of Interests

5.1
Without the prior approval of the Board, the Executive shall not during the Appointment whether directly or indirectly, paid or unpaid be engaged or concerned in the conduct of any other actual or prospective business or profession or be or become an employee, agent, partner, consultant or director of any other company or firm or assist or have any financial interest in any other such business or profession other than his existing directorships as previously disclosed to SBS.

5.2
The Executive shall be permitted to hold shares or securities in a company any of whose shares or securities are quoted or dealt in on any recognised investment exchange, provided such holding does not exceed 5% (five per cent) of the issued share capital of the company concerned and is held by way of bona fide investment only.

6.     Remuneration

6.1
During the Appointment, the Executive's base salary will be US$600,000 (six hundred thousand United States dollars) each year during the Term (the "Salary"). The Salary shall be payable in equal instalments to the Executive, monthly in arrears.

6.2
During the Appointment, the Company may award the Executive an annual incentive bonus (the "Bonus"). The Bonus will comprise two elements. The first element of the Bonus will be purely discretionary and the amount of such Bonus shall be determined by the Compensation Committee in its sole discretion. This element of the Bonus will be calculated based on the Compensation Committee's assessment of the Executive's performance and its assessment of whether the Company has attained its material strategic and financial objectives (the "Strategic Bonus Payment"). The remaining element of the Bonus will be calculated in accordance with clause 6.3 below. The parties agree that the parameters against which the Strategic Bonus Payment will be paid (in whole or part) and the percentage of the overall Bonus which shall be constituted by the Strategic Bonus Payment will be set annually by the Compensation Committee in consultation with the Executive. Unless set otherwise by the Compensation Committee, the annual target Strategic Bonus Payment shall be US$300,000. The Bonus will be payable on a pro rata basis for each calendar year or partial calendar year of the Appointment.

6.3
The second element of the Bonus will be calculated based purely on the financial performance of the SBS Group. In determining this element of the Bonus, the amount of EBITDA budgeted for each calendar year (each a "Financial Period") in the relevant annual budget approved by the Board for the SBS Group for that Financial Period (the "Budgeted EBITDA") (as adjusted from time to time in accordance with clause 6.4) will be compared against the amount of EBITDA recorded in the audited consolidated accounts of SBS (the "Actual EBITDA") which are approved by the Board for that Financial Period. The Company agrees that this element of the Bonus is payable in the amounts set out below:

(a)
If Actual EBITDA is equal to Budgeted EBITDA for any Financial Period, the amount of the Bonus payable pursuant to clause 6.3 shall be equal to US$300,000 (the "Minimum Bonus Payment"). For each 1% by which the Actual EBITDA exceeds Budgeted EBITDA in any Financial Period, the amount of the Minimum Bonus Payment shall be increased by US$15,000 up to the total maximum bonus payment of US$750,000 (i.e. where Actual EBITDA is 30% above Budged EBITDA for the relevant Financial Period) and which sum includes, for the avoidance of doubt, the Minimum Bonus Payment.

(b)
If Actual EBITDA for any Financial Period is no less than 95% of Budgeted EBITDA for that period (the "Threshold"), the Minimum Bonus Payment will be paid in full.

(c)
Where Actual EBITDA is below the Threshold for any Financial Period, for each further 1% by which Actual EBITDA is less than the Budgeted EBITDA during that Financial Period, the Minimum Bonus Payment shall be reduced by (US$20,000) provided that if for any Financial Period, Actual EBITDA is less than 80% of Budgeted EBITDA no bonus payment under this clause 6.3 will be payable at all. For the purposes of calculating the amount by which the Minimum Bonus Payment should be increased or decreased in accordance with the provisions of this sub-clause, the percentage by which Actual EBITDA exceeds or is less than Budgeted EBITDA shall be rounded up or down to the nearest whole number (for example, 84.50% is rounded up to 85% and 84.49% is rounded down to 84%).

(d)
The Executive must notify the Company how he elects to receive any Bonus within 10 (ten) business days of the date that audited consolidated accounts of SBS for any Financial Period (the "Accounts") are finalised in accordance with Article 6.3(c) below (the "Approval Date"). The strike price for any common shares of SBS which the Executive elects to receive will be the average of the closing price quoted for a Common Share of SBS on NASDAQ (reported in the Wall Street Journal, US Edition) over the 10 business days commencing on the Approval Date.

  (e)
  The Company agrees that the payment of any Bonus awarded to the Executive will be made within 30 (thirty) days of the date that the auditors confirm in writing to the Chief Financial Officer of SBS that their audit of the Accounts for the relevant Financial Period is finalised.

  (f)
  For the purposes of this Agreement "EBITDA" means the earnings of SBS on a consolidated basis, before interest expense, tax and depreciation and amortisation expenses are deducted, all as accounted for under US Generally Accepted Accounting Principles ("US GAAP").

6.4
If during any Financial Period, SBS sells any of its subsidiary operations or businesses, which are required to be consolidated for the purposes of US GAAP, (each a "Subsidiary Operation"), Budgeted EBITDA shall be reduced by the amount of EBITDA budgeted to be contributed by the relevant Subsidiary Operation to the SBS Group during the Financial Period ("Subsidiary EBITDA"). Such an adjustment to Budgeted EBITDA to take into account the loss of the Subsidiary EBITDA ("Adjusted EBITDA") will be pro-rated taking into account the amount of any Financial Period which is outstanding as at the date the Subsidiary Operation ceases to be required to be consolidated as part of the SBS Group for the purposes of US GAAP.

  Upon Adjusted Budgeted EBITDA being determined, the Bonus payable to the Executive pursuant to clause 6.3 will be determined by comparing Actual EBITDA against Adjusted EBITDA.

6.5
If SBS acquires any operation or business during any Financial Period which would constitute a Subsidiary Operation, the parties agree that there will be no adjustment made to Budgeted EBITDA for the purposes of clause 6.4

6.6
Any payment of a Bonus which the Executive is awarded by the Compensation Committee or becomes entitled to in accordance with clause 6.3 shall be pro-rated accordingly for any period during the Appointment which is less than a full Financial Period.

6.7
The Bonus, if any, awarded to the Executive shall be paid by SBS to the Executive in cash, common shares of the Company or any combination thereof at the Executive's election within, 30 (thirty) days of such award being made.

6.8
The Executive and his spouse shall be entitled to participate in any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees provided however that the level of health insurance coverage shall not be less than that currently carried by the Executive (for himself and his spouse).

6.9
The Executive agrees that any taxes, insurance or other duties which may be properly payable by the Executive in any country in which the Executive may be domiciled for employment purposes at any time during the Term in respect of any Bonus or Salary shall be deducted by the Company before payment of any Bonus or the Salary is made to the Executive. The Company shall be responsible for the employer's share of all social or similar taxes or duties which may be payable.

7.     Option Extension

7.1
The parties acknowledge that prior to the date hereof, the Executive has been awarded by SBS the following options under the Plan to acquire:

(a)
125,000 registered common shares in SBS at an exercise price of US$22.50, which option is due to expire on 14 August 2004; and

  (b)
  125,000 registered common shares in SBS at an exercise price of US$27 which option is due to expire on 14 August 2004.

7.2
On July 8, 2004, the Board of Directors of SBS extended the exercise period in relation to the Extended Options so that the Executive may exercise his rights to acquire registered common shares in SBS during the period ending 14 August 2008.

8.     Stock Options

8.1
On July 8, 2004, the Board of Directors of SBS granted the Executive a 10 (ten) year option to purchase in the aggregate 250,000 registered common shares in SBS (the "Option Shares") pursuant to and in accordance with terms of the 2004 Plan and the option award letter (the "Option Award Letter").

8.2
On and subject to the terms of the 2004 Plan and the Option Award Letter, the Option Shares shall vest as follows:

Exercise Price: US$31.00
Date of Vesting	No. of Option Shares Vesting
8 January 2005	31,250
8 July 2005	31,250
8 January 2006	31,250
8 July 2006	31,250
8 January 2007	31,250
8 July 2007	31,250
8 January 2008	31,250
8 July 2008	31,250
8.3
The Company undertakes to procure that SBS shall take all necessary corporate action in order to ensure the Option Shares vest in the Executive in accordance with the terms of this clause 8.

8.4
If the Executive's employment is terminated pursuant to clause 13.2 all Options which have not vested shall lapse.

8.5
If the Executive's employment is terminated pursuant to clause 13.1 or 15 respectively then the Executive shall have the full ten year period in which to exercise all of the Option Shares that have been vested.

8.6
If the Executive's employment is terminated pursuant to clauses 13.2 or 13.3, the Executive resigns or this Agreement expires without being renewed then the Executive will have 90 days from the last day of the Executive's employment with the Company (the "Termination Date") to exercise:

(a)
all of the Option Shares which have vested at the Termination Date; and

(b)
the Extended Options.

8.7
If the Executive fails to exercise the Option Shares or the Extended Options within the ninety (90) day period referred to in clause 8.6 then such Option Shares and/or Extended Options which remain unexercised shall lapse.

8.8
The Company will procure that the Executive will be entitled to exercise any of the Option Shares or the Extended Options through SBS's cashless exercise program during and following his employment.

9.     Expenses

9.1
The Executive shall be entitled to be repaid all reasonable travel (first class air fare for trips made internationally and business class air fare for trips made within Europe), hotel and other expenses incurred in or about the performance of his duties hereunder, which expenses shall be evidenced in such manner as the Board may reasonably specify from time to time.

9.2
The Executive shall be entitled to be repaid all reasonable travel (first or business class air fare) expenses incurred by or in respect of the Executive's spouse provided that such expenses are incurred whilst the Executive's spouse accompanies the Executive and the Executive is engaged in the performance of his duties (as provided hereunder).

10.   Confidential Information

10.1
The Executive shall not use, disclose, divulge or communicate to any person, other than with the proper authority of the Board, or as required to be disclosed by any court or governmental, administrative or regulatory authority competent to require such disclosure, any of the trade secrets or other confidential or proprietary information of or relating to the SBS Group (including but not limited to details of actual or potential customers, suppliers' product details, programming or advertising arrangements, prices, discounting arrangements, trade arrangements, terms of business, operating systems, financial information, developments and research and development activities) which he may create, develop, receive or obtain whilst employed by the Company.

10.2
The Executive shall not during the Appointment, otherwise than for the benefit of the SBS Group, make any records (whether recorded on paper, computer memory or discs or otherwise) relating to the SBS Group, its dealings or affairs, nor (either during the Appointment or thereafter) use or permit to be used any such records other than for the benefit of the SBS Group, it being agreed by the parties that all such records (and copies thereof) in the possession or control of the Executive shall be the property of the Company and shall be returned by the Executive to the Company on demand and, in any event, upon the termination of the Appointment.

10.3
It is agreed that causes 10.1 and 10.2 shall survive expiry or termination of this Agreement.

11.   Ownership of Intellectual Property

        The Executive shall promptly disclose to the Company all Inventions prepared or created by the Executive during his employment. The Executive agrees that such Inventions shall, to the fullest extent permitted by law, belong to, vest in, and be the sole, exclusive, absolute, and unencumbered property of the Company, and the Executive hereby irrevocably assigns, transfers, and conveys to the Company and/or its nominees, without further consideration, all of his right, title, and interest in such Inventions, and all of his right, title, and interest in any Intellectual Property Rights in such Inventions. The Executive undertakes absolutely and unconditionally to execute all documents and do all other things necessary to give effect to this provision. The Executive acknowledges and agrees that any copyrightable works he prepares or creates within the scope of his employment are "works made for hire" under the United States Copyright Act, and that the Company will be considered the author of such works, and owns all rights comprised in the copyrights for such works.

12.   Restrictions after Termination

12.1
At the election of the Company, the Executive shall not any time within [6] months after the termination of the Appointment howsoever arising (other than through repudiatory breach by the Company), without the prior approval of the Board, either alone or jointly with or on behalf of any person, firm, company or entity and whether on his own account or in any other capacity whatsoever:

  (a)
  offer to employ or engage or solicit the employment or engagement of any person who, immediately prior to the date of termination, was an employee of any company in the SBS Group and whether or not such person would commit any breach of their contract of employment or engagement by reason of leaving the service of such company; or

  (b)
  solicit, interfere with or endeavour to entice away from any company in the SBS Group, any person, firm, company or entity who was a supplier of services or products to the SBS Group in the 12 (twelve) months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 (twelve) months.

12.2
Each of the obligations contained in clause 12.1 constitutes an entirely separate and independent restriction on the Executive, and, if any part is found to be unenforceable, the remainder will remain valid and enforceable.

12.3
Whilst the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be judged to be void or ineffective for any reason, but would be treated as valid and effective if part of the wording thereof were deleted, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

12.4
For the avoidance of doubt, the provisions of this clause 12 shall take effect subject to clause 5.1 above.

13.   Termination with or without Events of Default

13.1
The Appointment may be terminated without cause if, in the reasonable judgment of a majority of the Board, such termination would be in the best interests of the SBS Group. In the event the Appointment is so terminated, subject to the Executive's execution of a release of claims against the Company in a form to be agreed in good faith, the Executive shall be entitled to:

(a)
receive all amounts provided for under clause 6 for the remaining term of this Agreement;

(b)
immediate vesting of all the Option Shares; and

(c)
keep the Extended Options until the expiry of the Extended Term.

  For the avoidance of doubt, the period in which the Executive may exercise the Option Shares shall be determined in accordance with clause 8.5 above. In terms of the Bonus payable to the Executive under clause 6.3, the parties agree that the Executive shall be entitled to receive the amount of the Bonus last paid to the Executive by SBS under this Agreement (or any other service agreement) for each remaining year of the Appointment and each such payment will be pro rated on a time basis where any remaining period of the Appointment is less than twelve (12) months.

13.2
The Appointment shall be subject to summary termination at any time on notice in writing by the Company if the Executive shall have committed any material breach of this Agreement or (after warning in writing) any repeated or continued breach of his obligations hereunder or shall have been convicted of any act of dishonesty or fraud or breach of the rules, regulations or orders of the Securities and Exchange Commission. Subject to any applicable statutes of limitations, any delay by the Company in exercising such right of termination shall not constitute a waiver thereof. The Executive shall be given written notice of any breach and 5 (five) business days to cure such breach, it being recognised that certain types of breach are incapable of cure.

13.3
If, in the opinion of the Board after good faith consultation with the Executive's physician, the Executive is or has been unable to substantially perform his material duties by reason of illness or injury for a period or periods exceeding six months in any period of 12 consecutive months or if the Board at any time during the pendency of any such incapacity that has lasted in excess of one month has good faith reason to believe that because of any such cause the Executive will be unable to substantially perform his material duties for a period or periods of six months or more (over any consecutive 12 month period including past periods of incapacity), the Company shall be entitled at any time during the pendency of any such incapacity to give to the Executive not less than six months' notice of termination of the Appointment.

13.4
If the Appointment is terminated pursuant to clauses 13.2 or 13.3, the Executive shall have no claim for compensation or otherwise (other than for compensation which shall have accrued as at the date of termination or to any Option Shares which have already vested in accordance with this Agreement or any prior agreement or arrangement between the Company and the Executive). The period in which the Executive may exercise the Option Shares and the Extended Options which have vested as at the date of termination, shall be the period referred to in clause 8.6

14.   Obligations Upon Termination

14.1
Upon the termination of the Appointment howsoever arising the Executive shall;

(a)
at any time or from time to time thereafter upon the request of the Company, resign without claim for post termination compensation other than as specifically contemplated by this Agreement from all offices held in the Company or the SBS Group and from membership of any organization acquired by reason of or in connection with the Appointment and should he fail to do so each member of the Board is hereby irrevocably jointly and severally appointed by the Executive to be the Executive's attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this sub-clause; and

(b)
deliver to the Company or to such other person as it may direct, all documents (including, but not limited to, correspondence, lists of clients or customers, keys, credit cards, notes, memoranda, plans, drawings and other documents or property of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during the Appointment and concerning the business, finances or affairs of the Company or any other member of the SBS Group.

14.2
After the termination of the Executive's employment hereunder, unless he continues to be employed in some other capacity by the SBS Group, he shall not at any time thereafter represent himself as being in any way connected with or interested in the business of or employed by any member of the SBS Group or use for trade or other purposes the name of SBS or any name capable of confusion therewith.

14.3
The termination of the Executive's employment hereunder for whatsoever reason shall not affect those terms of this Agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued or remedies of the parties.

15.   Adverse Change

15.1
If during the Term, the Executive considers acting reasonably that there has been a material adverse change in his working environment as set out in this Agreement caused by a Change of Control, a material breach of this Agreement by the Company or other similar circumstance (the "Change"), the Executive shall have the right by notice in writing to the Company to terminate this Agreement whereupon:

(a)
the Company shall forthwith pay to the Executive as a lump sum all amounts which would otherwise have been paid to him under clause 6 of this Agreement until the expiry of the

    Term and any other payment or reimbursement which may have accrued to the Executive under the Agreement but remain unpaid as at the date of termination;

  (b)
  all Option Shares shall automatically vest in the Executive at the date of termination and the period in which the Executive may exercise the Option Shares shall be determined in accordance with clause 8.5 above; and

  (c)
  the Extended Options may be exercised any time prior to the expiry of the Extended Term.

  For the avoidance of doubt, any Bonus payable under this clause 15 shall be calculated in accordance with the principles outlined in clause 13.1.

15.2
Before issuing any notice under clause 15.1 the Executive agrees, if requested, to discuss the circumstances giving rise to the Change and his future role and position in the SBS Group with the Board.

15.3
If the Board does not agree that there has been a Change, it will promptly inform the Executive in writing (the "Notification"). The matter will then be referred to final and binding determination by a single neutral arbitrator in accordance with this clause 15.3. Once a Notification has been issued, no Change will be deemed to have occurred unless and until the arbitrator so determines. Unless the parties otherwise agree, the arbitrator will be an expert in corporate governance and/or executive compensation matters, with prior service on the compensation committee of a publicly-traded company or on the faculty of a nationally-ranked graduate business school. The parties shall use their best efforts to agree on an arbitrator within twenty-eight (28) days of the date of the Notification. If the parties are unable to jointly agree on an arbitrator within twenty-eight (28) days, either party may refer the matter to the New York headquarters of the American Arbitration Association ("AAA"), following which an arbitrator shall be selected from a national panel of qualified arbitrators provided by AAA (or, if there is no standing panel of qualified arbitrators, AAA shall compile a list of neutral persons willing to serve as an arbitrator who meet the qualifications set forth above), under AAA's Commercial Arbitration Rules then in effect. Both parties agree to cooperate fully and expeditiously with the AAA and the arbitrator. If necessary, arbitration may be compelled pursuant to the California Arbitration Act, California Code of Civil Procedure Section 1281.2. Unless the parties agree otherwise in writing, the arbitration shall be concluded within sixty (60) days of referral to AAA. The parties will be permitted to conduct discovery only to the extent and in the manner authorized by the arbitrator. The parties agree that the proceedings will be conducted to the greatest extent permitted by the AAA Rules and applicable law as if the arbitrator were acting as an independent expert whose findings are binding, rather than as an arbitrator. The findings and conclusions of the arbitrator, which shall be set forth in a written award, will be binding on both parties and may be enforced pursuant to California Code of Civil Procedure Section 1285. The administrative expenses of the AAA and the cost of the arbitrator will be paid by the Company.

15.4
For the purposes of this clause:

(a)
"Change of Control" means the acquisition whether directly or indirectly of common shares of SBS by any person or persons connected with each other or persons acting in concert with each other, as a result of which such person or persons would obtain control over that number of common shares in SBS which in aggregate confers 50% or more of the voting rights normally exercisable at General Meetings of SBS or any merger, consolidation, reorganisation or similar transaction of like effect or any change in the composition of the Board whereby any such person or persons shall have the ability to control the decisions of the Board or any similar circumstances;

  (b)
  "connected" in the context of determining whether one person is connected with another, shall be determined in accordance with the provisions of Section 839 of the Income and Corporation Taxes Act 1988 (UK); and

  (c)
  "acting in concert" shall have the meaning set out in the City Code on Takeovers and Mergers (UK).

16.   Notices

        Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address first above written and any such notice given by letter or fax shall be deemed to have been served at the time at which the letter was delivered personally or transmitted or if sent by post would be delivered in the ordinary course of post. Copies of all notices sent to the Executive shall be sent to Del, Shaw, Moonves, Tanaka & Finkelstein, 2120 Colorado Avenue, Suite 200, Santa Monica, CA 90404, USA, Attention: Ernie Del. All notices given to the Company shall also be delivered to SBS at Rietlandpark 353 1019EM Amsterdam, The Netherlands, Attention: Company Secretary

17.   Proper Law

17.1
Any dispute, controversy, proceedings or claim of whatsoever nature arising out of or relating to a breach of this Agreement shall be governed and construed in all respects in accordance with the laws of the State of California.

17.2
The Parties agree to submit to the non-exclusive jurisdiction of the courts in the State of California for the purpose of hearing and determining any suit, action or proceeding and/or to settle any disputes arising out of or in connection with this Agreement.

18.   Construction

18.1
The headings in this Agreement are inserted for convenience only and shall not affect its construction.

18.2
Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

19.   General

        No failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by the Company of any right, power or privilege preclude any further exercise thereof or the exercise of any right, power or privilege.

20.   Other Agreements

        This Agreement shall supersede and replace all previous agreements between the Company or any other member of the SBS Group and the Executive, if any, in relation to his employment including as from the Commencement Date, the Prior Agreement.

IN WITNESS whereof this Agreement has been executed as at the date first written above

Signed by	)	/s/ Harry Evans Sloan
HARRY EVANS SLOAN	)
in the presence of:	)	/s/ Ernest Dell
Ernest Del

Signed by	)	/s/ Anthony Ghee /s/ Juergen von Schwerin
for and on behalf of	)
SCANDINAVIAN BROADCASTING	)
SYSTEM (JERSEY) LIMITED	)
in the presence of:	)	/s/ Erik T. Moe
Erik T.Moe

QuickLinks

  Exhibit 4.17
Index